  Exhibit 99.2

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR
FOR DISSEMINATION IN THE UNITED STATES

Silver Elephant Provides Update and Schedule on Plan of Arrangement

Vancouver, British Columbia, September 23, 2021 – Silver Elephant Mining Corp. (“Silver Elephant” or the “Company”) (TSX: ELEF, OTCQX:SILEF, Frankfurt:1P2N) is pleased to provide the following update further to its news release dated August 26, 2021 with respect to the Company’s proposed plan of arrangement (the “Arrangement”) to spin-out its Manitoba based Minago Nickel project (“Minago”), its Nevada based Gibellini Vanadium project (“Gibellini”), and Battery Metals Royalties into Flying Nickel Mining Corp. (“Flying Nickel”), Nevada Vanadium Mining Corp. (“Nevada Vanadium”), and Battery Metals Royalties Corp. (“Battery Royalties”, and together with Flying Nickel and Nevada Vanadium, the “SpinCos”).

Further to the news release of the Company dated September 6, 2021, assuming the full completion of proposed previously announced private placement of common shares of the Company for aggregate gross proceeds of up to $3,300,000 and that no further securities of Silver Elephant are issued prior to the record date of the Arrangement (the “Record Date”), which is presently expected to be in December, 2021, Silver Elephant will have approximately 235 million common shares and 32 million warrants and options issued and outstanding on the Record Date.

Subject to applicable laws, the policies of and approval by the Toronto Stock Exchange (the “TSX”), the receipt of shareholder approval and court approval, and satisfaction of other closing conditions, it is presently expected that, pursuant to the Arrangement:

1.
each Silver Elephant share outstanding on the Record Date, will be consolidated on the basis of one post-consolidation common share (“ELEF Share”) for every ten pre-consolidation shares of Silver Elephant (the “Consolidation”); and

2.
each Silver Elephant shareholder (“Shareholder”) will receive: one share of each of Flying Nickel and Nevada Vanadium for every post-Consolidation ELEF Share by such Shareholder on the Record Date; and two shares of Battery Royalties for every post-Consolidation ELEF Share held by such Shareholder on the Record Date.

Accordingly, upon completion of the Arrangement (including the Consolidation), there will be approximately:

a.
23,500,000 ELEF Shares and 3,200,000 warrants and options of Silver Elephant issued and outstanding;

b.
50,000,000 common shares in the capital of Flying Nickel issued and outstanding (“Flying Nickel Shares”);

c.
50,000,000 common shares in the capital of Nevada Vanadium issued and outstanding (“Nevada Vanadium Shares”); and

d.
80,000,000 common shares in the capital of Battery Royalties issued and outstanding (“Battery Royalties Shares”);

Silver Elephant securityholders (common share, option, and warrant) on the Record Date, assuming exercise of all warrants and options of Silver Elephant will collectively directly hold approximately:

a.
26,700,000 Flying Nickel Shares representing approximately 53.4% of the Flying Nickel Shares issued and outstanding;

b.
26,700,000 Nevada Vanadium Shares representing approximately 53.4% of the Nevada Vanadium Shares issued and outstanding; and

c.
53,400,000 Battery Royalties Shares representing approximately 66.8% of the Battery Royalties Shares issued and outstanding.

Any remaining Flying Nickel Shares, and Nevada Vanadium Shares held directly by Silver Elephant (upon completion of the prior distribution to Shareholders and reservation of Flying Nickel and Nevada Vanadium Shares for distribution upon exercise of warrants and options of Silver Elephant) will be transferred to Battery Royalties as part of the Arrangement.

Upon completion of the Arrangement, it is currently expected that the Company and each SpinCo will focus on its corresponding core business with:

1.
Silver Elephant holding a 100% interest in its Pulacayo silver and El Triunfo gold-silver projects in Bolivia, and approximately 26,600,000 (representing 33.2% of) Battery Royalties Shares as a long-term investment;

2.
Nevada Vanadium, holding a 100% interest in its Gibellini vanadium project in Nevada;

3.
Flying Nickel, holding a 100% interest in its Minago nickel project at Thompson nickel belt in Manitoba; and

4.
Battery Royalties, holding 2% royalties of each of the assets referenced above and, approximately 23,300,000 (representing 46.6% of) Flying Nickel Shares and 23,300,000 (representing 46.6% of) Nevada Vanadium Shares as a long-term investment.

While the foregoing has been prepared on the basis that no additional securities of each SpinCo will be issued, it is presently expected that each SpinCo will complete a financing in connection with the Arrangement to provide for working capital and other corporate purposes. Further details on SpinCo financings will be provided when available.

John Lee, Chairman of Silver Elephant states that “After the spinout, green energy institutional fund managers, precious metals fund managers, and royalty focused investors will be able to buy nickel, vanadium, silver, or royalty company shares of their choice from our plan. We also aim to list Flying Nickel, Nevada Vanadium, and Battery Royalties on the TSX-Venture Exchange to facilitate trading liquidity and support future business expansion.”

There can be no assurance that the Arrangement will be completed on the terms described herein or at all or that any of the SpinCos will be listed on any stock exchange. Completion of the Arrangement is subject to applicable laws, the policies of and approval by the TSX, the receipt of shareholder approval and court approval, and satisfaction of other closing conditions.

Subject to applicable laws, the policies of and approval by the TSX and the receipt of court approval, the Company presently expects to call a Shareholder meeting (“Meeting”) to be held in early-to-mid December, 2021 to approve the Arrangement. Further details regarding the Arrangement will be contained in an information circular of the Company to be mailed to Shareholders in early November.

About Silver Elephant

Silver Elephant Mining Corp. is a premier mining and exploration company in silver, nickel, and vanadium.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”

Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101

ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. These forward‐looking statements, may involve, but are not limited to, statements with respect to future events or future performance, the completion and structure of the Arrangement, anticipated shareholder, court and regulatory approvals, the realization of the anticipated benefits deriving by any entity from the Arrangement or from the Company’s or in relation to any SpinCo’s assets or investments, the general performance of the assets of the Company and any SpinCo, and the results of exploration, development and production activities as well as expansions projects relating to the properties of the Company and/or any SpinCo and/or in which the Company and/or any SpinCo will hold a royalty, stream or other interest. Such forward-looking statements, which reflect management’s expectations regarding the Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions, including, without limitation, management’s perceptions of historical trends; current conditions; expected future developments; the ongoing operation of the properties of the Company and/or any SpinCo and/or in which the Company and/or any SpinCo will hold a royalty, stream or other interest by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property of the Company and/or any SpinCo and/or in which the Company and/or any SpinCo will hold a royalty, stream or other interest; the accuracy of expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended, and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements. Forward-looking statements are not guarantees of performance.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of the Company which is filed with the Canadian securities commissions and available electronically under the Company’s issuer profile on SEDAR at www.sedar.com and the Company’s Form 20-F annual report for the year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission and available electronically under the Company’s issuer profile on EDGAR at www.sec.gov. The forward‐looking statements set forth herein reflect the Company’s expectations as at the date of this press release and are subject to change after such date. The Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.

None of the securities to be issued pursuant to the Arrangement have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issuable in the transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.